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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

NEW WORLD RESTAURANT GROUP, INC.
(Name of Issuer)
Shares of Common Stock, no par value
(Title of Class of Securities)
649271103
(CUSIP Number)
Greenlight Capital L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	649271103	Page	of

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,189,771 (includes 285,591 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,189,771 (includes 285,591 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,189,771 (includes 285,591 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

2 of 13

CUSIP No.	649271103	Page	of

1	NAMES OF REPORTING PERSONS: David Einhorn

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		10,041,649 (includes 493,682 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,041,649 (includes 493,682 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,041,649 (includes 493,682 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

96.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

3 of 13

CUSIP No.	649271103	Page	of

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,851,878 (includes 208,091 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,851,878 (includes 208,091 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,851,878 (includes 208,091 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

4 of 13

CUSIP No.	649271103	Page	of

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,286,746 (includes 80,811 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,286,746 (includes 80,811 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,286,746 (includes 80,811 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

5 of 13

CUSIP No.	649271103	Page	of

1	NAMES OF REPORTING PERSONS: Greenlight Capital Qualified, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,903,025 (includes 204,780 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,903,025 (includes 204,780 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,903,025 (includes 204,780 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

38.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

6 of 13

CUSIP No.	649271103	Page	of

1	NAMES OF REPORTING PERSONS: Greenlight Capital Offshore, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		4,851,878 (includes 208,091 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,851,878 (includes 208,091 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,851,878 (includes 208,091 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

7 of 13

AMENDMENT NO. 7 TO SCHEDULE 13D
     This Amendment No. 7 to Schedule 13D (the “Schedule 13D”), relating to shares of common stock of New World Restaurant Group, Inc., f/k/a New World Coffee — Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the “Issuer”), is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, and Amendment No. 6 filed with the Commission on October 15, 2003. This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight”), and certain of its affiliates, Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company (“Greenlight Offshore”), for whom Greenlight Capital, Inc. (“Greenlight Inc.”), an affiliate of Greenlight, acts as investment advisor, and Mr. David Einhorn, principal of Greenlight and Greenlight Inc. (the “Principal,” and, together with Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and Greenlight Inc., the “Reporting Persons”).
     This Amendment No. 7 to Schedule 13D relates to a seven-year unsecured subordinated term loan facility among the Issuer, as borrower, and Greenlight Fund and Greenlight Qualified (collectively the “Greenlight Lenders”) as lenders, together with any other lenders from time to time party thereto, in the principal amount of $25,000,000.

Item 2.	Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) This statement is filed by: (i) Greenlight, (ii) Greenlight Inc., (iii) Greenlight Fund, (iv) Greenlight Qualified, (v) Greenlight Offshore and (vi) the Principal. The Principal is the sole Senior Managing Member of Greenlight and the President and a Director of Greenlight Inc. In addition to the Principal, the executive officers of Greenlight Inc. and certain of their affiliates are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer. Mr. Roitman is also a Director of Greenlight Inc.
     (b) The business address of Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Principal, Mr. Brandler and Mr. Roitman is c/o Greenlight Capital, Inc., 140 East 45th Street, 24th Floor, New York, NY 10017.
     (c) Greenlight and Greenlight Inc. provide investment management services to private individuals and institutions through the funds they manage. Greenlight Fund, Greenlight Qualified and Greenlight Offshore are private investment funds. The principal occupation of the Principal is investment management. The principal occupation of Mr.

8 of 13

Roitman is Chief Operating Officer of Greenlight Inc. and certain of their affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc. and certain of their affiliates.
     (d) None of Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Principal, Mr. Brandler and Mr. Roitman have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Principal, Mr. Brandler and Mr. Roitman have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Greenlight is a Delaware limited liability company. Greenlight Fund and Greenlight Qualified are Delaware limited partnerships. Greenlight Offshore is a British Virgin Islands international business company. Greenlight Inc. is a Delaware corporation. The Principal, Mr. Brandler and Mr. Roitman are United States citizens.

Item 4.	Purpose of the Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:
     On January 26, 2006, the Issuer, as borrower, entered into a Credit Agreement with Greenlight Fund and Greenlight Qualified (collectively the “Greenlight Lenders”), as lenders, together with the other lenders from time to time parties thereto (the “Subordinated Credit Agreement”), a copy of which is incorporated herein. The Subordinated Credit Agreement provides for a seven-year unsecured subordinated term loan facility in the principal amount of $25,000,000 with net proceeds to the Issuer of $24,375,000, reflecting a 2.5% original issue discount from the principal amount (the “Subordinated Credit Facility”). The maturity date of the Subordinated Credit Facility will accelerate if the Issuer, by June 29, 2009 (or one day prior to such later date to which the mandatory redemption date of the Issuer’s Series Z mandatorily redeemable preferred stock is extended, provided that such later date is prior to the maturity date of the Subordinated Credit Facility), fails to redeem, extend or replace its $57 million of Series Z mandatorily redeemable preferred stock, par value $0.001, currently scheduled to mature on June 30, 2009. The Subordinated Credit Facility will also be guaranteed by the Issuer’s material subsidiaries.
     The Subordinated Credit Facility will be pre-payable, contain certain mandatory pre-payment provisions and have a fixed interest rate of 13.75% per annum, of which 6.5% per annum will be payable in cash and 7.25% per annum will be payable in kind. The proceeds

9 of 13

under the Subordinated Credit Facility will be made available to the Issuer when certain conditions precedent have been met.
     In connection with the Subordinated Credit Facility, the Issuer has also entered into a senior secured credit facility in the aggregate principal amount of $160,000,000, comprised of a first-lien term loan facility and revolving credit facility and a second-lien term loan facility, (collectively, the “Senior Secured Credit Facilities” and, together with the Subordinated Credit Facility, the “New Credit Facilities”). The Issuer has announced that it plans to use borrowings, when drawn down subject to certain conditions precedent being met, under the New Credit Facilities to repay certain existing indebtedness of the Company including $160,000,000 in principal amount of the Issuer’s 13% Senior Secured Notes due 2008 (the “Senior Notes”), which includes the $35,000,000 original principal amount of Senior Notes owned by Greenlight Fund, Greenlight Qualified and Greenlight Offshore, which are to be redeemed in full.
     The terms and provisions of the Subordinated Credit Agreement, filed as an exhibit hereto, are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
     The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of February 7, 2006, Greenlight beneficially owns 5,189,771 shares of Common Stock of the Issuer (which includes 285,591 shares issuable to Greenlight Fund and Greenlight Qualified upon exercise of the Warrants), which represents 51.1% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 5,189,771 shares of Common Stock beneficially owned by Greenlight as of the date hereof, by (ii) 10,154,214 shares of Common Stock, which equals the sum of (y) 9,868,623 shares of Common Stock outstanding as of November 2, 2005 based upon the Issuer’s Form 10-Q filed with the Commission on November 8, 2005 and (z) 285,591 shares of Common Stock underlying the Warrants. The 285,591 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight for the accounts of Greenlight Fund and Greenlight Qualified.
     Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:
     As of February 7, 2006, the Principal beneficially owns 10,041,649 shares of Common Stock of the Issuer (which includes 493,682 shares issuable to Greenlight Fund, Greenlight Qualified and Greenlight Offshore upon exercise of the Warrants), which represents 96.9% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 10,041,649 shares of Common Stock beneficially owned by the Principal as of the date hereof, by (ii) 10,362,305 shares of Common Stock, which equals the sum of (y) 9,868,623 shares of Common Stock outstanding as of November 2, 2005 based upon the Issuer’s Form 10-Q filed with the Commission on November 8, 2005 and (z)

10 of 13

493,682 shares of Common Stock underlying the Warrants. The 493,682 shares of Common Stock underlying the Warrants described above are beneficially owned by the Principal for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.
     As of February 7, 2006, Greenlight Inc. beneficially owns 4,851,878 shares of Common Stock of the Issuer (which includes 208,091 shares issuable to Greenlight Offshore upon exercise of the Warrants), which represents 48.1% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 4,851,878 shares of Common Stock beneficially owned by Greenlight Inc. as of the date hereof, by (ii) 10,076,714 shares of Common Stock, which equals the sum of (y) 9,868,623 shares of Common Stock outstanding as of November 2, 2005 based upon the Issuer’s Form 10-Q filed with the Commission on November 8, 2005 and (z) 208,091 shares of Common Stock underlying the Warrants. The 208,091 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight Inc. for the account of Greenlight Offshore.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Principal, Greenlight and Greenlight Inc. is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 10,041,649 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, and Greenlight Offshore.
     Items 5(b) and (c) are amended and restated in their entirety as follows:
     (b) Greenlight and the Principal, for the account of each of Greenlight Fund and Greenlight Qualified, have the power to vote and dispose of the aggregate 5,189,771 shares of Common Stock held by Greenlight Fund and Greenlight Qualified. Greenlight Inc. and the Principal, for the account of Greenlight Offshore, has the power to vote and dispose of the aggregate 4,851,878 shares of Common Stock held by Greenlight Offshore.
     (c) None of Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal has engaged in any transactions in the Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth in Item 4 of this Schedule 13D, as amended, none of Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits

Exhibit 99.10	Joint Filing Agreement dated February 7, 2006, among Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal.

Exhibit 99.11	Subordinated Credit Agreement dated January 26, 2006, among the Issuer, Greenlight Fund, Greenlight Qualified and any other lenders from time to time parties thereto (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the Commission on February 1, 2006).

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 7, 2006

GREENLIGHT CAPITAL, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, L.P.

By:	Greenlight Capital, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL QUALIFIED, L.P.

By:	Greenlight Capital, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL OFFSHORE, LTD.

By:	Greenlight Capital, Inc., its investment advisor

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

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